UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No.  __ )*

Under the Securities Exchange Act of 1934

LENCO MOBILE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

38073F 108

(CUSIP Number)

William Farley 233 S. Wacker Drive Suite 2150 Chicago, IL 60606
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 10, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  52602V 10 4

1	NAMES OF REPORTING PERSON William Farley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,005,771 (See Item 5)
8 SHARED VOTING POWER 0 (See Item 5)
9 SOLE DISPOSITIVE POWER 5,005,771 (See Item 5)
10 SHARED DISPOSITIVE POWER 0 (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,005,771 (See Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 7.1% (See Item 5)
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.

Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of common stock, par value $0.001 per share (the “Shares”), of Lenco Mobile, Inc., a Nevada corporation (“Lenco” or “the Issuer”). Lenco’s principal executive offices are located at 345 Chapala Street, Santa Barbara, California 93101. Lenco’s telephone number at such address is (805) 308-9199.

Page 2 of 4 Pages

Item 2.

Identity and Background

This Statement is filed by William Farley (“Farley”) (the “Reporting Person”).   He acquired the shares in the name of his wholly owned limited liability company, Global Investors I, LLC, which uses Farley’s tax identification number as its own.  Farley is an individual and citizen of the United States.  Global Investors I, LLC (“Global”) was formed in the state of Maine.  Both Global and Farley have an address of record of 233 South Wacker Drive, suite 2150, Chicago, IL  60606.  Farley’s present principal occupation is financial investor.

During the last five years, Farley has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

On March 10, 2011, Farley acquired 1,000,000 shares in a private transaction from another shareholder of Lenco Mobile, Inc. (the “Issuer”) in exchange for $1,000,000.  On March 18, 2011, he acquired an additional 10,000 shares of common stock in an open market purchase.  As of March 18, 2011, Farley is the owner of an aggregate of 5,005,771 shares of common stock of the Issuer for a total consideration of $5,475,211.

The foregoing description of the transaction does not purport to be complete and is qualified in its entirety by reference to the Issuer’s Annual Report on Form 10K, and Form 10a Registration Statement, as amended, which are  incorporated herein by reference.

Item 4.     Purpose of the Transaction

The purpose of the transaction was for investment.

Except as set forth in this Statement (including any information incorporated by reference) and in connection with the transaction described above, the Reporting Person does not have any plan or proposal that relates to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 to Schedule 13D.

Item 5.

     Interest in Securities of the Issuer.

(a)

Immediately prior to the transaction, on March 10, 2011, Farley was the holder of 3,995,771 shares of the Issuer.  Subsequent to the issuance of the Shares herein described, he is the owner of 5,005,771 shares of common stock the Issuer, representing approximately 7.1% of the outstanding shares of the Issuer.

(b)	The total shares as to which there is sole power to vote or direct the vote, and the sole power to dispose or direct the disposition of, is 5,005,771 shares.
(c)	During the past sixty days, Farley has acquired a total of 1,019,300 shares of the Issuer
(d)	Not applicable.
(e)	Not applicable.

Page 3 of 4 Pages

Item 6.      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the  Issuer.

The information set forth under Items 2, 3, 4 and 5 of this Statement is incorporated herein by reference. Except as disclosed in this Statement, there are no contracts, understandings or relationships between the Reporting Person and any third person with respect to the Shares.

Item 7.

Materials to be Filed as Exhibits.

 NOT APPLICABLE

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 23, 2011	/s/ William Farley William Farley

Page 4 of 4 Pages